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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1 )*
                                            ---

                                The JPM Company
     --------------------------------------------------------------------
                               (Name of Issuer)

          The JPM Company, Common Stock par Value $.000067 per share.
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 #465933-10-9
                           ------------------------
                                (CUSIP Number)

William Baker, The JPM Company, Route 15 North, Lewisburg, PA 17837,
(717) 524-8104
--------------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

                               January 30, 1997
               ------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
------------------------------                       ---------------------------
CUSIP No.   465933-10-9                                Page   2   of   6   Pages
          -----------------                                 -----    -----
------------------------------                       ---------------------------

--------------------------------------------------------------------------------
  1          Name of Reporting Person
             S.S. or I.R.S. Identification No. of Above Person

             James P. Mathias
--------------------------------------------------------------------------------
  2          Check the Appropriate Box if a Member of a Group*
                                                                       (a) [_]

                     (b) [x]
--------------------------------------------------------------------------------
  3          SEC Use Only

--------------------------------------------------------------------------------
  4          Source of Funds*
                    00
--------------------------------------------------------------------------------
  5          Check Box if Disclosure of Legal Proceedings is Required Pursuant
             to Items 2(d) or 2(e)                              [_]
--------------------------------------------------------------------------------
  6          Citizenship or Place of Organization                  United
             States of America
--------------------------------------------------------------------------------
                                  7       Sole Voting Power
                                               813,800
                             ---------------------------------------------------
Number of Shares                  8       Shared Voting Power
Beneficially Owned
by Each Reporting                              160,000
Person With
                             ---------------------------------------------------
                                  9       Sole Dispositive Power
                                               813,800

                             ---------------------------------------------------
                                 10       Shared Dispositive Power
                                               160,000
--------------------------------------------------------------------------------
 11      Aggregate Amount Beneficially Owned by Each Reporting Person
            1,132,641
--------------------------------------------------------------------------------
 12      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                                             [_]

--------------------------------------------------------------------------------
 13      Percent of Class Represented by Amount in Row (11)
             18.7%
--------------------------------------------------------------------------------
 14      Type of Reporting Person*
             IN
--------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

Schedule 13D                                                   Page 3 of 6 pages
James P. Mathias

Item 1.  Security and Issuer
         -------------------

         (a)      The JPM Company common stock par value $.000067 per share.

         (b)      The JPM Company
                  Route 15 North
                  Lewisburg, PA  17837

Item 2.  Identity and Background
         -----------------------

         (a)      James P. Mathias

         (b)      1906 Madison Avenue
                  Lewisburg, PA 17837

         (c)      President
                  The JPM Company

         (d) Mr. Mathias has not been convicted during the last five years in any criminal proceedings.

         (e) Mr. Mathias has not during the last five years been a party to any civil proceedings or administrative actions under federal or state securities laws.

         (f)      United States of America.

Item 3. Source and Amount of Funds or Other Consideration
        -------------------------------------------------

                  Not Applicable

Schedule 13D                                                  Page 4 of 6 pages
James P. Mathias

Item 4.  Purpose of Transaction
         ----------------------

            (a) Mr. Mathias currently has no plans to purchase additional securities of the issuer. Mr. Mathias filed a Form 144 on January 30, 1997 indicating he planned to sell 15,000 shares of common stock inaccordance with Rule 144. Through January 31, 1997, Mr. Mathias sold 5,000 shares. Mr. Mathias still plans to sell the remaining 10,000 shares. He may also dispose of additional securities of the issuer in compliance with Rule 144 from time to time depending on market conditions.

            (b) At this time, Mr. Mathias has no plans or proposals relating to further extraordinary corporate transactions.

            (c) There are no current plans for the sale or transfer of a material amount of the assets of the issuer or any of its subsidiaries.

            (d) There are no current plans to change the present board of directors or management of the Company, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

            (e) There are no current plans for any material change in the present capitalization or dividend policy of the issuer.

            (f) Currently there are no other plans for material change in the issuer's business or corporate structure.

            (g) Currently there are no changes in the issuer's charter, bylaws, or other instruments which may impede the acquisition or control of the issuer by any person.

            (h) Currently there is no class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association.

            (i) Currently there is no class of equity securities of the issuer becoming eligible for termination of registration pursuant to
                  Section 12(g)(4) of the Securities and Exchange Act of 1934.

            (j) Currently there are no plans for any other actions similar to those enumerated above.

Schedule 13D                                                   Page 5 of 6 pages
James P. Mathias

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) James P. Mathias currently beneficially owns 1,132,641 shares of common stock, which represents 18.7% of the outstanding Company common stock, par value $.000067 per share. Of the 1,132,641 shares, 50,750 shares are held by Susan K. Mathias, the wife of James Mathias, 40,750 of which may be issued upon the exercise of stock options granted by the Company which are currently exercisable; 15,200 shares are held by each of Mr. Mathias' children, Blair Mathias and Jay Mathias; 77,691 shares are owned by the James P. Mathias Trust, of which James P. Mathias is the residuary beneficiary but as to which he has no voting or dispositive power; and 160,000 shares are owned by Mr. Mathias in tenancy by the entirety with his wife Susan K. Mathias.

         (b)  Mr. Mathias has the sole power to dispose of 813,800 shares.
              Mr. Mathias has no voting or dispositive power of the 50,750 shares owned by Susan K. Mathias or the 77,691 shares owned by the James P. Mathias Trust, as to which Mr. Bruce M. Eckert shares voting and dispositive power as a trustee. Mr. Mathias has shared dispositive power over 160,000 shares he owns in tenancy by the entirety with his wife Susan B. Mathias.

         (c) James P. Mathias sold 10,000 shares on December 5, 1996, at $11.76 and 5,000 shares on January 30, 1997, at $21.375 per share in transactions in compliance with Rule 144. James P. Mathias gifted 183,800 shares on December 18, 1996, of which 160,000 were gifted to he and his wife, Susan K. Mathias, in tenancy by the entirety.

         (d) Currently, Mr. Mathias is unaware of any other person known to have the right to receive or the power to direct the receipt of the proceeds from the sale of The JPM Company Securities.

         (e)  Not applicable.

Item 6.       Contract, Arrangements, Understandings, or Relationships with
              -------------------------------------------------------------
              Respect to Securities of the Issuer
              -----------------------------------

              Currently, Mr. Mathias has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loans or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item. 7.      Material to Be Filed as Exhibits
              --------------------------------

                        Not Applicable

Schedule 13D                                                   Page 6 of 6 pages
James P. Mathias

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

            February 9, 1997
-------------------------------------     -----------------------------------
                  Date                                            Signature

                                                James P. Mathias, President